L'ORÉAL

RECEIVED
2005 OCT 31 A 10: 02
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

L'OREAL
International Financial Information Depar[redacted]

05012124

24th October, 2005

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

News Release: 2005 nine-month sales.

PROCESSED
OCT 31 2005
THOMSON
FINANCIAL

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

Clichy, Monday October 24th 2005 – 5.45 p.m.

L'ORÉAL

SALES AT SEPTEMBER 30th 2005: + 4,7%

ROBUST THIRD QUARTER GROWTH: +7.1%

STRONG GROWTH CONTINUES IN NORTH AMERICA AND NEW MARKETS

WESTERN EUROPE AGAIN POSITIVE IN THIRD QUARTER

FULL-YEAR OBJECTIVES CONFIRMED

The sales of the L'Oréal group, at September 30th 2005, amounted to 10.75 billion euros.

Growth which was +3.5% at the end of June, rose to +7.1% in the third quarter, giving a growth rate for the first nine months of +4.7%.

On a like-for-like basis, i.e. based on a comparable structure and identical exchange rates, the group's sales growth, which was +4.1% in the first half-year, amounted to +5.0% in the third quarter, giving a growth rate of +4.4% for the nine months up to September 30th 2005.

Currency fluctuations had a positive impact of +1.7% in the third quarter. Their overall impact up to September 30th has thus been neutral.

The net impact of changes in consolidation amounts to +0.3%, mainly as a result of the acquisition of *Skinceuticals* in June 2005.

Commenting on the figures, Sir Lindsay Owen-Jones, Chairman and Chief Executive Officer of L'Oréal, said: "As we expected, our rate of sales growth has continued to improve. Western Europe is gradually moving forward again. Strong growth continues in North America and the other regions of the world. The strengthening of the main currencies against the euro has led to a clearly positive exchange rate impact in the third quarter, for the first time in several years. In view of all these factors, we can confirm our sales and earnings targets for the full year 2005".

Cosmetics sales growth by operational division and geographic zone

	At September 30th 2005(*)			3rd quarter 2005(*)	
	€m	Growth		Growth	
		Like-for-like	Reported	Like-for-like	Reported
By operational division					
Professional Products	1,537.1	+5.3%	+5.0%	+7.2%	+8.6%
Consumer Products	5,621.6	+ 4.5%	+4.8%	+5.4%	+7.3%
Luxury Products	2,529.1	+ 1.7%	+1.3%	+2.1%	+3.1%
Active Cosmetics	773.1	+13.0%	+15.2%	+12.4%	+19.0%
Cosmetics total	**10,527.7**	**+4.4%**	**+4.7%**	**+5.1%**	**+7.1%**
By geographic zone					
Western Europe	5,091.7	-0.6%	-0.7%	+0.4%	+0.3%
North America	2,833.8	+6.6%	+5.1%	+5.7%	+7.5%
Rest of the World, of which:	2,602.2	+13.0%	+16.3%	+13.6%	+20.6%
- Asia	1,003.3	+8.1%	+9.3%	+6.1%	+10.4%
- Latin America	605.1	+11.3%	+18.8%	+16.9%	+31.2%
- Eastern Europe	483.5	+28.4%	+33.6%	+33.6%	+39.2%
- Other countries	510.3	+12.1%	+13.8%	+9.8%	+14.9%
Cosmetics total	**10,527.7**	**+4.4%**	**+4.7%**	**+5.1%**	**+7.1%**
Dermatology(1)	217.5	+5.3%	+4.8%	+4.7%	+6.3%
Group total	**10,745.2**	**+4.4%**	**+4.7%**	**+5.0%**	**+7.1%**

(1) Group share, i.e. 50%

Sales trends by cosmetics division were as follows:

The sales of the **Professional Products Division** increased by +5.3% like-for-like. *Kérastase* has been boosted by the worldwide success of *Kérastase Réflection* and the launch of the new *Volumactive* range. *L'Oréal Professionnel* is continuing to advance with its new hair colourant *Majirel* and *Platinium* lightening paste. The success of *Redken for Men* has been confirmed. *Matrix* has launched *Color Smart* for lightened hair and is continuing its international roll-out.

Sales of **Consumer Products** increased by +4.5% like-for-like, gathering speed in the third quarter (+5.4% like-for-like) and thus confirming the improvement seen in the second quarter.
The Garnier brand's sales are growing strongly thanks to the popularity of the *Ultra-Lift* skincare line and *Nutrisse* hair colourant, while *Fructis* haircare products are proving consistently successful. The solid growth of the *L'Oréal Paris* brand has been bolstered by the launches of the *Revitalift Double Lifting* skincare line, *Infaillible* foundation and *Volume Shocking* mascara, and by the successful men's skincare range *Men Expert*. *Maybelline* make-up achieved good third quarter figures both in foundation and mascara.

The sales of the **Luxury Products Division** grew by +1.7% like-for-like, with a third quarter increase of +2.1%.
The initial response to the new *Lancôme* products - *Platinéum* skincare, *l'Extrême* mascara and the new perfume, *Hypnôse* - is highly encouraging.
Flowerbomb perfume from *Viktor & Rolf* is continuing to deliver excellent results both in Europe and North America. The start made by the new perfumes *Promesse* from *Cacharel* and *City Glam* from *Emporio Armani* is extremely promising for the future.
Kiehl's is continuing its strategy of expansion outside the United States by opening new boutiques.

The **Active Cosmetics Department**, number one in dermocosmetic skincare products sold in pharmacies, once again achieved strong growth at +13% like-for-like.
This growth reflects the success of the launches and range renewals, such as the anti-wrinkle firmness skincare line *Lift-Activ Pro* from Vichy and the hair loss treatment *Aminexil SP94*. Meanwhile, *La Roche Posay* is benefiting from the successful launch of the *Kérium* anti-dandruff range and is making strong inroads into the sun protection and skin blemish segments. The very strong sales growth of *Innéov* is continuing.

Western European sales grow once again in the 3rd quarter

In Professional Products, consumer spending in hair salons remained sluggish in many countries, but our initiatives and the success of our product launches have boosted sales, particularly in haircare and hair colourants.
The third quarter growth in Consumer Products sales confirms the positive trend recorded in the second quarter. The favourable reception given to new higher value-added products has enabled us to strengthen all our product ranges: *Elsève* haircare, *Excellence* and *Nutrisse* hair colourants, *Dermo-expertise* and *Skin Naturals* skincare, and *L'Oréal Paris* and *Maybelline* make-up.
The sales of the Luxury Products Division are gradually improving with the growing success of the new products. The improvement is particularly noticeable in terms of sell-through, which has increased faster than amounts invoiced by the business units.
Once again, the Active Cosmetics sales trend was favourable.

Strong growth continues in the United States

In **North America**, like-for-like sales growth amounted to +6.6%.
Growth was particularly strong in the Consumer Products Division, thanks to the success of *Fructis* shampoos and styling products and *Nutrisse* hair colourants, and the dynamic make-up initiatives of *L'Oréal Paris,* with an excellent start for *Infaillible* foundation, and *Maybelline* with the launch of *Moisture Extrême* lipstick.
The Professional Products Division has continued to make market share gains, capitalising on the success of *Color Smart* and *Biolage* from *Matrix* and *Shades EQ* from *Redken*, and on the rapid growth of *Kérastase* in the upmarket segment.
At Luxury Products, third quarter growth was hampered by a slowdown in sales in department stores, and by inventory reductions by the stores following the announcement that the two largest chains were merging. On the plus side, the very promising launch of *Ralph Lauren* perfumes (the men's fragrance *Polo Black* and the new women's perfume *Pure Turquoise)* have added to the growing success of *Armani Code* perfume. The success of the new *Rénergie Morpholift Yeux* skincare line is strengthening growth at *Lancôme,* alongside the launches of *L'Extrême* mascara and *Teint Idole Ultra* foundation.
Lastly, the recent acquisition of *SkinCeuticals* is supporting expansion in Active Cosmetics.

Rapid growth in new markets

Sales in **Asia** advanced by +8.1% like-for-like, reflecting strong momentum in countries such as China and Indonesia. Sales in South Korea are still being held back by the crisis in the country's selective distribution channel.
A large number of product initiatives have been taken to bolster the sales growth of Consumer Products, particularly in skincare and make-up, including *Unstoppable* mascara from *Maybelline* and *Skin Naturals* from *Garnier*. In Luxury Products, *Line Peel* from *Biotherm*, *Rénergie Morpholift* from *Lancôme* and *Kiehl's* boutiques have all scored successes. *Lumi Oil* from *L'Oréal Professionnel* and *Kérastase* are proving highly successful in Japan. The growth of this division also stems from the roll-out of *Matrix* in China and the Philippines. Finally, Active Cosmetics is continuing its very powerful expansion thanks to the success of *Normateint* from *Vichy* and *Mela D-White* from *La Roche Posay*.

Sales in **Latin America** have increased by +11.3% like-for-like, driven by growth in all the countries in this region. At Consumer Products, *L'Oréal Paris* is benefiting from the success of its *Elsève* anti-dandruff shampoos and haircare lines, and of *Décontract Rides* in the skincare segment. *Nutrisse* hair colourant and *Fructis* haircare products are making major contributions to growth at *Garnier*. Professional Products are taking advantage of the remarkable success of *Kérastase Reflection* and *Redken*, and the continuing roll-out of *Matrix* in Brazil and Chile. Active Cosmetics again recorded a strong increase in sales, reflecting the success of *Liftactiv Pro* from *Vichy* and *Kérium* anti-dandruff shampoo from *La Roche Posay*.

The strong growth in **Eastern Europe** (+28.4% like-for-like) again demonstrates the economic dynamism of this region. The scores obtained, particularly in the Russian Federation (+41% like-for-like) and the Czech Republic (+22% like-for-like) are confirming the success of the product initiatives taken by *L'Oréal Paris* with *Elsève* haircare and *Dermo Expertise* skincare products, and by *Garnier* with the launch of *Fructis* styling products and the development of the *Color Naturals* hair colourant and *Skin Naturals* skincare lines.

In the **Other countries**, like-for-like sales growth is very rapid at +12.1%. The excellent growth rate of +46% in India reflects the success of lines such as *Garnier Skin Natural* skincare, *Color Natural* hair colourants and *Fructis* shampoos.

Contacts at L'ORÉAL

Shareholders
and market authorities
Mr Jean-Régis CAROF
☎ : +33.1.47.56.83.02
http://www.loreal-finance.com

Analysts and
institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax: +33.1.47.56.80.02

Journalists
Mr Mike RUMSBY
☎ : +33.1.47.56.76.71
http://www.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your PDA, at loreal-finance.com *mobile edition*; alternatively, call +33.1.40.14.80.50.